Exhibit 99.1

Nayax Announces New Leadership Positions

HERZLIYA, Israel, May 22, 2023 (GlobeNewswire) -- Nayax Ltd. (Nasdaq & TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced the appointments of Yaron Aharon as Chief Operating Officer and Oren Tepper as Chief Commercial Officer.

As Chief Operating Officer, which is a new role at Nayax, Yaron will report to Chief Executive Officer, Yair Nechmad and will be responsible for coordinating and managing operations as well as procurement and information systems across Nayax’s global businesses. Yaron brings extensive experience in delivering operational excellence. He previously served as Chief Operating Officer at Orpak Systems, part of the Gilbarco Veeder-Root Group, which specializes in payment solutions for fleet management, fuel, and retail. Yaron holds a BSc in Industrial Management and an MBA from the Technion – Israeli Institute of Technology.

Oren will be the first to serve as Chief Commercial Officer at Nayax and will be responsible for the company's global sales initiatives. His role is to focus on the company's diverse and global customer base, while emphasizing their multi-year plans for growth. Oren has over 20 years of sales experience, with more than ten years spent at large, international, publicly traded companies. Previously, he served as Executive Vice President, Global Sales at Orckit, Corrigent Limited, and most recently as Senior Vice President, Global Sales at Spacecom.

"These newly created positions are strategic to Nayax’s next phase of company growth and will further accelerate our global presence," said Yair Nechmad, Chief Executive Officer Nayax. "As we continue to expand globally and enter new markets, we are also focused on expanding our product portfolio, responding to the challenges that business owners currently face, while streamlining our operations to gain greater efficiencies. I am confident that both Yaron and Oren experiences will contribute to these goals, and both will be tremendous assets as we continue to scale our operations and pursue our path to profitability.”

ABOUT NAYAX

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com

Investor Relations Contact:
ir@nayax.com